SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

30 April 2014

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 ON THE AGENDA:

(To resolve on the proposal for application of profits)

Whereas:

A)           The net profit of the financial year ending on 31 December 2013 amounted to 341,808,031 Euros;

B)           On 14 August 2013, the Board of Directors of PT approved the modification of the shareholder remuneration policy for the financial years of 2013 and 2014, which now exclusively comprises a cash dividend of 0.10 Euros per share to be paid annually;

We propose that it be resolved:

1)             That, considering the net profit of 341,808,031  Euros, the total amount of 89,651,250  Euros is paid to the Shareholders, which corresponds to 0.10 Euros per share in respect of the total number of issued shares, and that the remaining amount of the net profit be transferred to the retained earnings account;

2)             Taking into account the proposal set out in item 5 on the agenda, and since it will not be possible to accurately determine the number of own shares that will be in treasury on the date of the payment mentioned in 1) above without limiting the Company’s intervention ability, that, in the distribution of the overall sum of 89,651,250 Euros as provided for in the foregoing paragraph, calculated on the basis of an unit amount per issued share (in this case, 0.10 Euros per share), the following is observed:

a)                      Each issued share be paid the unit amount of 0.10 Euros;

b)                      The amount corresponding to the shares that, on the payment day of the above mentioned amount, belong to the Company itself (calculated on the basis of said unit amount of 0.10 Euros per issued share) not be paid, but transferred to retained earnings.

Lisbon, 24 March 2014

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.